UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to the B. Riley Purchase Agreement and B. Riley Registration Rights Agreement

As previously disclosed in the Shell Company Report on Form 20-F filed by the Company on March 31, 2022 with the U.S. Securities and Exchange Commission, on March 22, 2022 the Company, Swvl and B. Riley Principal Capital, LLC (“B. Riley Principal Capital”) entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”). The Purchase Agreement and Registration Rights Agreement were filed as exhibits 4.12 and 4.13, respectively, to such Report on Form 20-F. On April 6, 2022, pursuant to the terms of the Purchase Agreement, the Company, Swvl and B. Riley Principal Capital entered into the Amendment No. 1 to Ordinary Shares Purchase Agreement (the “Purchase Agreement Amendment”) to, among other things, (1) amend the definition of “Trust Fund Proceeds Amount” to specify $53,257,145 as the dollar amount of funds (net of redemptions) released to the Company from the trust fund established by Queen’s Gambit (thereby confirming the “Total Commitment” under the Purchase Agreement, as amended by the Purchase Agreement Amendment, is $471,742,855) and (2) subject to certain requirements, permit the Company to deliver intraday purchase notices without regard to whether the Company has previously delivered a purchase notice before market open on the relevant day.

On April 6, 2022, the Company, Swvl and B. Riley Principal Capital entered into the Amendment No. 1 to Registration Rights Agreement (the “Registration Rights Agreement Amendment”) to make certain amendments to conform to and give effect to the Purchase Agreement Amendment.

The foregoing descriptions of the Purchase Agreement Amendment and the Registration Rights Agreement Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement Amendment and Registration Rights Agreement Amendment, which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

Effectiveness of B. Riley Purchase Agreement and Registration Rights Agreement

Pursuant to the terms of the Purchase Agreement and the Registration Rights Agreement, each as amended, such agreements became effective at 5:00 p.m., New York City time, on April 6, 2022.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment No. 1 to Purchase Agreement, dated as of April 6, 2022, by and among the Company, Swvl and B. Riley Principal Capital.

99.2	Amendment No. 1 to Registration Rights Agreement, dated as of April 6, 2022, by and among the Company, Swvl and B. Riley Principal Capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: April 7, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer